SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934**

Date of Report: August 08, 2018

(Date of earliest event reported)

Commission File No.: 0-25969



URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

**1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910**
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.   Results of Operations and Financial Condition.

Urban One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended June 30, 2018. A copy of the press release is attached as Exhibit 99.1.

ITEM 8.01.   Other Events

During the course of its earnings call, the Company noted that it was scheduled to close August 08, 2018 on its previously announced sale of the assets of one of its Detroit, Michigan, radio stations, WPZR-FM (102.7 FM), to Educational Media Foundation, of California, for total consideration of approximately $12.7 million. As part of the deal, the Company would also receive 3FM translators that service the Detroit metropolitan area, and these signals will be combined with its existing FM translator to multicast the Detroit Praise Network.

Finally, the Company also noted it anticipated closing on its previously announced acquisition of the assets of the radio station The Team 980 (WTEM 980 AM) from Red Zebra Broadcasting on or about August 09, 2018.

ITEM 9.01.   Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated August 08, 2018: Urban One, Inc. Reports Second Quarter Results.

Cautionary Information Regarding Forward-Looking Statements

     This Form 8-K and the press release attached as Exhibit 99.1 contain forward-looking statements about the Company's future performance, which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K and 10-Q and other filings with the SEC.

<u>**SIGNATURE**</u>

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

August 09, 2018   Peter D. Thompson
                                        Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

August 8, 2018
FOR IMMEDIATE RELEASE
Washington, DC

Contact: Peter D. Thompson, EVP and CFO
(301) 429-4638

URBAN ONE, INC. REPORTS SECOND QUARTER RESULTS

<u>**Washington, DC:**</u> **-** Urban One, Inc. (NASDAQ: UONEK and UONE) today reported its results for the quarter ended June 30, 2018. Net revenue was approximately $115.2 million, a decrease of 2.1% from the same period in 2017. Broadcast and digital operating income[1] was approximately $44.3 million, an increase of 6.1% from the same period in 2017. The Company reported operating income of approximately $24.8 million for the three months ended June 30, 2018, compared to approximately $12.1 million for the same period in 2017. Net income was approximately $23.6 million or $0.51 per share (basic) compared to net income of $802,000 or $0.02 per share (basic) for the same period in 2017. Adjusted EBITDA[2] was approximately $39.0 million for the three months ended June 30, 2018, compared to $36.7 million for the same period in 2017, an increase of 6.4%.

Alfred C. Liggins, III, Urban One's CEO and President stated, "Our Q2 radio performance was in line with expectation; after a tough April, the quarter improved sequentially, and we are currently pacing approximately flat for third quarter. The decline in our TV advertising revenues improved sequentially over first quarter, and our affiliate revenues benefitted from a one-time adjustment to an agreement with a major MVPD. We are launching a new network in January 2019 that will target the African-American female demographic and feature lifestyle and entertainment programming. We expect the new network to launch with at least 2 MPVD distribution partners. The addition of a second network will help us to continue to grow our TV business in the longer term, and has great potential synergy with our existing platform. Reach Media held its 19th successful Tom Joyner Foundation Fantastic Voyage cruise event, and was able to deliver a 14.7% increase in Adjusted EBITDA for the quarter. Our digital segment came in below expectation for Q2, but has had a very strong start to third quarter and we remain optimistic for the back half of the year. MGM National Harbor continues its impressive performance, with double digit growth in gaming revenues for Q2. Overall, I remain comfortable with the full year Adjusted EBITDA guidance of approximately $140 million that was provided during our Q1 earnings call."

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended June 30,		Six Months Ended June 30,	
	2018	2017	2018	2017
	(unaudited)		(unaudited)	
	(in thousands, except share data)		(in thousands, except share data)	
NET REVENUE	$ 115,206	$ 117,638	$ 214,827	$ 218,927
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	30,375	33,009	62,522	64,906
Selling, general and administrative, excluding stock-based compensation	40,490	42,847	75,467	77,302
Corporate selling, general and administrative, excluding stock-based compensation	10,155	8,328	19,117	18,367
Stock-based compensation	1,125	158	2,501	291
Depreciation and amortization	8,248	8,432	16,536	16,744
Impairment of long-lived assets	-	12,756	6,556	12,756
Total operating expenses	90,393	105,530	182,699	190,366
Operating income	24,813	12,108	32,128	28,561
INTEREST INCOME	17	45	161	148
INTEREST EXPENSE	19,155	19,863	38,436	40,209
GAIN ON SALE-LEASEBACK	-	(14,411)	-	(14,411)
(GAIN) LOSS ON RETIREMENT OF DEBT	(626)	7,083	(865)	7,083
OTHER INCOME, net	(2,014)	(1,574)	(3,915)	(2,895)
Income (loss) before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	8,315	1,192	(1,367)	(1,277)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(15,581)	182	(2,741)	70
CONSOLIDATED NET INCOME (LOSS)	23,896	1,010	1,374	(1,347)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	306	208	339	164
CONSOLIDATED NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 23,590	$ 802	$ 1,035	$ (1,511)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
CONSOLIDATED NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 23,590	$ 802	$ 1,035	$ (1,511)
Weighted average shares outstanding - basic[3]	46,033,402	47,816,723	46,321,633	47,890,618
Weighted average shares outstanding - diluted[4]	48,438,693	48,237,113	48,777,798	47,890,618

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	Three Months Ended June 30,				Six Months Ended June 30,			
	2018		2017		2018		2017	
PER SHARE DATA - basic and diluted:	(unaudited)		(unaudited)		(unaudited)		(unaudited)	
	(in thousands, except per share data)				(in thousands, except per share data)			
Consolidated net income (loss) attributable to common stockholders (basic)	$	0.51	$	0.02	$	0.02	$	(0.03)
Consolidated net income (loss) attributable to common stockholders (diluted)	$	0.49	$	0.02	$	0.02	$	(0.03)
SELECTED OTHER DATA								
Broadcast and digital operating income [1]	$	44,341	$	41,782	$	76,838	$	76,719
Broadcast and digital operating income margin (% of net revenue)		38.5%		35.5%		35.8%		35.0%
Broadcast and digital operating income reconciliation:								
Consolidated net income (loss) attributable to common stockholders	$	23,590	$	802	$	1,035	$	(1,511)
Add back non-broadcast and digital operating income items included in consolidated net income (loss):								
Interest income		(17)		(45)		(161)		(148)
Interest expense		19,155		19,863		38,436		40,209
(Benefit from) provision for income taxes		(15,581)		182		(2,741)		70
Corporate selling, general and administrative expenses		10,155		8,328		19,117		18,367
Stock-based compensation		1,125		158		2,501		291
Gain on sale-leaseback		-		(14,411)		-		(14,411)
(Gain) loss on retirement of debt		(626)		7,083		(865)		7,083
Other income, net		(2,014)		(1,574)		(3,915)		(2,895)
Depreciation and amortization		8,248		8,432		16,536		16,744
Noncontrolling interest in income of subsidiaries		306		208		339		164
Impairment of long-lived assets		-		12,756		6,556		12,756
Broadcast and digital operating income	$	44,341	$	41,782	$	76,838	$	76,719
Adjusted EBITDA[2]	$	38,987	$	36,653	$	67,476	$	64,398
Adjusted EBITDA reconciliation:								
Consolidated net income (loss) attributable to common stockholders:	$	23,590	$	802	$	1,035	$	(1,511)
Interest income		(17)		(45)		(161)		(148)
Interest expense		19,155		19,863		38,436		40,209
(Benefit from) provision for income taxes		(15,581)		182		(2,741)		70
Depreciation and amortization		8,248		8,432		16,536		16,744
EBITDA	$	35,395	$	29,234	$	53,105	$	55,364
Stock-based compensation		1,125		158		2,501		291
Gain on sale-leaseback		-		(14,411)		-		(14,411)
(Gain) loss on retirement of debt		(626)		7,083		(865)		7,083
Other income, net		(2,014)		(1,574)		(3,915)		(2,895)
Noncontrolling interest in income of subsidiaries		306		208		339		164
Employment Agreement Award, incentive plan award expenses and other compensation		2,285		1,443		3,873		2,484
Contingent consideration from acquisition		(79)		-		1,451		-
Severance-related costs		801		250		999		603
Cost method investment income from MGM National Harbor		1,794		1,506		3,432		2,959
Impairment of long-lived assets		-		12,756		6,556		12,756
Adjusted EBITDA	$	38,987	$	36,653	$	67,476	$	64,398

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	June 30, 2018	December 31, 2017
	(unaudited)	
		(in thousands)
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents and restricted cash	$ 36,919	$ 37,811
Intangible assets, net	938,762	971,484
Total assets	1,290,416	1,316,755
Total debt (including current portion, net of original issue discount and issuance costs)	945,370	970,666
Total liabilities	1,239,467	1,263,320
Total stockholders' equity	40,009	42,655
Redeemable noncontrolling interest	10,940	10,780

	June 30, 2018	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2017 Credit Facility, net of original issue discount and issuance costs of approximately $7.5 million (subject to variable rates) *(a)*	$ 338,158	5.88%
9.25% senior subordinated notes due February 2020, net of original issue discount and issuance costs of $906,000 (fixed rate)	249,094	9.25%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $3.8 million (fixed rate)	346,246	7.375%
Comcast Note due April 2019 (fixed rate)	11,872	10.47%

(a) Subject to variable Libor plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Urban One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Urban One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Urban One's reports on Forms 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Urban One does not undertake any duty to update any forward-looking statements.

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Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

	Three Months Ended June 30,			
	2018	2017	$ Change	% Change
	(Unaudited)			
	(in thousands)			
Net Revenue:				
Radio Advertising	$ 48,880	$ 52,017	$ (3,137)	-6.0%
Political Advertising	1,182	731	451	61.7%
Digital Advertising	6,559	6,740	(181)	-2.7%
Cable Television Advertising	18,118	18,988	(870)	-4.6%
Cable Television Affiliate Fees	28,020	26,140	1,880	7.2%
Event Revenues & Other	12,447	13,022	(575)	-4.4%
Net Revenue (as reported)	$ 115,206	$ 117,638	$ (2,432)	-2.1%

Net revenue decreased to approximately $115.2 million for the quarter ended June 30, 2018, from approximately $117.6 million for the same period in 2017. Net revenues from our radio broadcasting segment decreased 3.5% compared to the same period in 2017. We experienced net revenue declines most significantly in our Atlanta, Philadelphia, Raleigh, and St. Louis markets, with our Cleveland, Dallas and Washington DC markets experiencing growth for the quarter. We recognized approximately $46.8 million of revenue from our cable television segment during the three months ended June 30, 2018, compared to approximately $45.4 million for the same period in 2017, with an increase primarily in affiliate sales. The increase is primarily driven by an adjustment of previously estimated affiliate fees in the amount of approximately $1.7 million, as final reporting became available. Net revenue from our Reach Media segment decreased approximately $1.1 million for the quarter ended June 30, 2018, compared to the same period in 2017 due primarily to downward pricing pressure. The "Tom Joyner Fantastic Voyage" took place during the second quarters of 2018 and 2017 and generated revenue of approximately $9.4 million and $9.4 million, respectively, for Reach Media. Finally, net revenues for our digital segment decreased 2.7% for the three months ended June 30, 2018, compared to the same period in 2017, primarily due to a decrease in direct revenues.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, decreased to approximately $81.0 million for the quarter ended June 30, 2018, down 3.8% from the approximately $84.2 million incurred for the comparable quarter in 2017. The overall operating expense decrease was driven by lower programming and technical expenses as well as lower of selling, general and administrative expenses, which was partially offset by an increase in corporate selling, general and administrative expenses.

Depreciation and amortization expense decreased 2.2% for the quarter ended June 30, 2018, primarily due to the mix of assets approaching or near the end of their useful lives.

Interest expense decreased to approximately $19.2 million for the quarter ended June 30, 2018, compared to approximately $19.9 million for the same period in 2017. The Company made cash interest payments of approximately $19.2 million on its outstanding debt for the quarter ended June 30, 2018, compared to cash interest payments of approximately $18.2 million on all outstanding instruments for the quarter ended June 30, 2017. On April 18, 2017, the Company closed on a new senior secured credit facility (the "2017 Credit Facility"). The proceeds from the 2017 Credit Facility were used to prepay in full the Company's previously existing senior secured credit facility and the agreement governing such credit facility was terminated on April 18, 2017.

The gain on retirement of debt of $626,000 for the quarter ended June 30, 2018, was due to the redemption of approximately $14 million of our 2020 Notes at a discount. The loss on retirement of debt of approximately $7.1 million for the three months ended June 30, 2017, was due to the retirement of the 2015 Credit Facility during the second quarter. This amount included a write-off of previously capitalized debt financing costs and original issue discount associated with the 2015 Credit Facility, and costs associated with the financing transactions.

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The increase in stock-based compensation for the three months ended June 30, 2018, compared to the same period in 2017, is primarily due to grants of stock awards for certain executive officers and other management personnel.

The impairment of long-lived assets for the three months ended June 30, 2017, was related to a non-cash impairment charge recorded to reduce the carrying value of our Houston radio broadcasting licenses.

The gain on sale-leaseback for the three months ended June 30, 2017, was due to the Company closing on its sale of certain land, towers and equipment to a third party. The Company is leasing certain of the assets back from the buyer as a part of its normal operations. The Company received proceeds of approximately $25.0 million, resulting in an overall net gain on sale of approximately $22.5 million, of which approximately $14.4 million was recognized immediately during the second quarter of 2017, and approximately $8.1 million which was deferred and will be recognized into income over the lease term of ten years.

For the three months ended June 30, 2018, we recorded a benefit from income taxes of approximately $15.6 million on pre-tax income from continuing operations of approximately $8.3 million, that results in a tax rate of (187.4)%, of which approximately $12.4 million is attributable to deferred tax benefits that are expected to be recognizable at the end of the year, and a discrete tax benefit of approximately $3.2 million primarily related to state rate and legislative changes. For the three months ended June 30, 2017, we recorded a provision for income taxes of $182,000 on pre-tax income from continuing operations of approximately $1.2 million. The Company paid $493,000 and $396,000 in taxes for the quarters ended June 30, 2018 and 2017, respectively.

Other income, net increased to approximately $2.0 million for the quarter ended June 30, 2018, compared to approximately $1.6 million for the same period in 2017. For the three months ended June 30, 2018 and 2017, the Company recognized approximately $1.8 million and $1.5 million, respectively, of cost method investment income from its MGM investment.

The increase in noncontrolling interests in income of subsidiaries was due primarily to higher net income recognized by Reach Media during the three months ended June 30, 2018, compared to the same period in 2017.

Other pertinent financial information includes capital expenditures of approximately $1.2 million and $2.3 million for the quarters ended June 30, 2018 and 2017, respectively.

During the three months ended June 30, 2018, the Company repurchased 232 shares of Class A common stock and repurchased 760,113 shares of Class D common stock in the amount of approximately $1.6 million. During the three months ended June 30, 2018, the Company repurchased share-based equity awards in the amount of approximately $1.1 million. During the three months ended June 30, 2017, the Company did not repurchase any Class A common stock and repurchased 1,054,290 shares of Class D common stock in the amount of approximately $2.1 million.

The Company, in connection with its 2009 stock plan, is authorized to purchase shares of Class D common stock to satisfy employee tax obligations in connection with the vesting of share grants under the plan. During the three months ended June 30, 2018, the Company executed a Stock Vest Tax Repurchase of 10,646 shares of Class D Common Stock in the amount of $22,000. Comparatively, during three months ended June 30, 2017, the Company repurchased 7,699 shares of Class D Common Stock, to satisfy employee tax obligations, in the amount of $23,000.

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On July 3, 2018, the Company repurchased approximately $5 million of its 2020 Notes at an average price of approximately 97.25% of par. The Company routinely monitors its long-term debt profile and upcoming debt maturities and may from time to time seek to opportunistically de-lever by retiring portions of its outstanding debt securities. This de-levering may take the form of debt repurchases or exchanges for other securities, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved in any such transactions may vary and such transaction, individually or in the aggregate may be material.

On or about August 8, 2018, the Company will close on its previously announced sale of the assets of one of its Detroit, Michigan, radio stations, WPZR-FM (102.7 FM), to Educational Media Foundation, of California, for total consideration of approximately $12.7 million. As part of the deal, the Company will also receive 3 FM translators that service the Detroit metropolitan area, and these signals will be combined with its existing FM translator to multicast the Detroit Praise Network.

On or about August 9, 2018, the Company will close on its previously announced acquisition of the assets of the radio station The Team 980 (WTEM 980 AM) from Red Zebra Broadcasting. Upon closing, the Company will also enter into an agreement with the Washington Redskins to ensure that all Redskins games, as well as pregame and postgame programming, will remain on The Team 980.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three and six months ended June 30, 2018 and 2017 are included.

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| | | Three Months Ended June 30, 2018 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 115,206	$ 46,452	$ 16,380	$ 6,559	$ 46,828	$ (1,013)
OPERATING EXPENSES:						
Programming and technical	30,375	9,868	4,249	3,354	13,094	(190)
Selling, general and administrative	40,490	18,973	9,415	5,652	7,288	(838)
Corporate selling, general and administrative	10,155	-	782	4	2,228	7,141
Stock-based compensation	1,125	134	12	13	-	966
Depreciation and amortization	8,248	848	63	477	6,556	304
Total operating expenses	90,393	29,823	14,521	9,500	29,166	7,383
Operating income (loss)	24,813	16,629	1,859	(2,941)	17,662	(8,396)
INTEREST INCOME	17	-	-	-	-	17
INTEREST EXPENSE	19,155	351	-	-	1,919	16,885
GAIN ON RETIREMENT OF DEBT	(626)	-	-	-	-	(626)
OTHER INCOME, net	(2,014)	(220)	-	-	-	(1,794)
Income (loss) before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	8,315	16,498	1,859	(2,941)	15,743	(22,844)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(15,581)	4,047	433	(239)	3,902	(23,724)
CONSOLIDATED NET INCOME (LOSS)	23,896	12,451	1,426	(2,702)	11,841	880
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	306	-	-	-	-	306
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 23,590	$ 12,451	$ 1,426	$ (2,702)	$ 11,841	$ 574
Adjusted EBITDA[2]	$ 38,987	$ 17,818	$ 1,934	$ (2,435)	$ 25,005	$ (3,335)

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| | | Three Months Ended June 30, 2017 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 117,638	$ 48,161	$ 17,528	$ 6,740	$ 45,369	$ (160)
OPERATING EXPENSES:						
Programming and technical	33,009	9,220	5,633	3,510	14,667	(21)
Selling, general and administrative	42,847	19,894	9,764	4,707	8,621	(139)
Corporate selling, general and administrative	8,328	-	463	-	830	7,035
Stock-based compensation	158	63	-	-	-	95
Depreciation and amortization	8,432	939	52	463	6,568	410
Impairment of long-lived assets	12,756	12,756	-	-	-	-
Total operating expenses	105,530	42,872	15,912	8,680	30,686	7,380
Operating income (loss)	12,108	5,289	1,616	(1,940)	14,683	(7,540)
INTEREST INCOME	45	-	-	-	-	45
INTEREST EXPENSE	19,863	368	-	-	1,919	17,576
GAIN ON SALE-LEASEBACK	(14,411)	(14,411)	-	-	-	-
LOSS ON RETIREMENT OF DEBT	7,083	-	-	-	-	7,083
OTHER INCOME, net	(1,574)	(153)	-	-	-	(1,421)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	1,192	19,485	1,616	(1,940)	12,764	(30,733)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	182	7,650	584	72	4,841	(12,965)
CONSOLIDATED NET INCOME (LOSS)	1,010	11,835	1,032	(2,012)	7,923	(17,768)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	208	-	-	-	-	208
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 802	$ 11,835	$ 1,032	$ (2,012)	$ 7,923	$ (17,976)
Adjusted EBITDA[2]	$ 36,653	$ 19,243	$ 1,686	$ (1,447)	$ 21,257	$ (4,086)

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| | Six Months Ended June 30, 2018 | | | | | |
| | (in thousands, unaudited) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 214,827	$ 85,965	$ 22,899	$ 14,705	$ 93,014	$ (1,756)
OPERATING EXPENSES:						
Programming and technical	62,522	19,511	8,535	6,833	27,906	(263)
Selling, general and administrative	75,467	36,393	10,855	12,557	17,172	(1,510)
Corporate selling, general and administrative	19,117	-	1,540	5	4,195	13,377
Stock-based compensation	2,501	312	29	72	3	2,085
Depreciation and amortization	16,536	1,718	126	953	13,113	626
Impairment of long-lived assets	6,556	6,556	-	-	-	-
Total operating expenses	182,699	64,490	21,085	20,420	62,389	14,315
Operating income (loss)	32,128	21,475	1,814	(5,715)	30,625	(16,071)
INTEREST INCOME	161	-	-	-	-	161
INTEREST EXPENSE	38,436	688	-	-	3,838	33,910
GAIN ON RETIREMENT OF DEBT	(865)	-	-	-	-	(865)
OTHER INCOME, net	(3,915)	(438)	-	-	-	(3,477)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(1,367)	21,225	1,814	(5,715)	26,787	(45,478)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(2,741)	5,163	483	(747)	6,606	(14,246)
CONSOLIDATED NET INCOME (LOSS)	1,374	16,062	1,331	(4,968)	20,181	(31,232)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	339	-	-	-	-	339
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 1,035	$ 16,062	$ 1,331	$ (4,968)	$ 20,181	$ (31,571)
Adjusted EBITDA[2]	$ 67,476	$ 30,424	$ 1,969	$ (3,131)	$ 44,925	$ (6,711)

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| | | | Six Months Ended June 30, 2017 | | | |
| | | | (in thousands, unaudited) | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 218,927	$ 87,898	$ 25,191	$ 12,246	$ 93,924	$ (332)
OPERATING EXPENSES:						
Programming and technical	64,906	17,137	10,826	6,113	30,858	(28)
Selling, general and administrative	77,302	38,230	11,262	8,749	19,305	(244)
Corporate selling, general and administrative	18,367	-	1,686	-	3,142	13,539
Stock-based compensation	291	127	-	-	-	164
Depreciation and amortization	16,744	1,896	106	804	13,129	809
Impairment of long-lived assets	12,756	12,756	-	-	-	-
Total operating expenses	190,366	70,146	23,880	15,666	66,434	14,240
Operating income (loss)	28,561	17,752	1,311	(3,420)	27,490	(14,572)
INTEREST INCOME	148	-	-	-	-	148
INTEREST EXPENSE	40,209	705	-	-	3,838	35,666
GAIN ON SALE-LEASEBACK	(14,411)	(14,411)	-	-	-	-
LOSS ON RETIREMENT OF DEBT	7,083	-	-	-	-	7,083
OTHER INCOME, net	(2,895)	(178)	-	-	-	(2,717)
(Loss) income before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	(1,277)	31,636	1,311	(3,420)	23,652	(54,456)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	70	12,312	462	93	9,066	(21,863)
CONSOLIDATED NET (LOSS) INCOME	(1,347)	19,324	849	(3,513)	14,586	(32,593)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	164	-	-	-	-	164
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (1,511)	$ 19,324	$ 849	$ (3,513)	$ 14,586	$ (32,757)
Adjusted EBITDA[2]	$ 64,398	$ 32,992	$ 1,477	$ (2,580)	$ 40,653	$ (8,144)

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Urban One, Inc. will hold a conference call to discuss its results for the second fiscal quarter of 2018. The conference call is scheduled for Wednesday, August 08, 2018 at 10:00 a.m. EDT. To participate on this call, U.S. callers may dial toll-free 1-800-230-1085; international callers may dial direct (+1) 612-288-0337.

A replay of the conference call will be available from 12:00 p.m. EDT August 08, 2018 until 11:59 p.m. EDT August 11, 2018. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 452281.

Access to live audio and a replay of the conference call will also be available on Urban One's corporate website at www.urban1.com. The replay will be made available on the website for seven days after the call.

Urban One, Inc. (urban1.com), formerly known as Radio One, Inc., together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns **TV One, LLC** (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. At June 30, 2018, as one of the nation's largest radio broadcasting companies, Urban One owned and/or operated 56 broadcast stations in 15 urban markets in the United States. Through its controlling interest in **Reach Media, Inc.** (blackamericaweb.com), the Company also operates syndicated programming including the Tom Joyner Morning Show, Russ Parr Morning Show, Rickey Smiley Morning Show, Get up Morning! with Erica Campbell, DL Hughley Show, Willie Moore Jr Show, Nightly Spirit with Darlene McCoy, Reverend Al Sharpton Show. In addition to its radio and television broadcast assets, Urban One owns **Interactive One, LLC** (ionedigital.com), the largest digital resource for urban enthusiasts and Blacks, reaching millions each month through its Cassius and BHM Digital platforms. Additionally, **One Solution**, the Company's branded content agency and studio combines the dynamics of Urban One's holdings to provide brands with an integrated and effectively engaging marketing approach that reaches 82% of Black Americans throughout the country.

Notes:

1   "Broadcast and digital operating income" consists of net (loss) income before depreciation and amortization, corporate selling, general and administrative expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, gain on sale-leaseback and interest income. Broadcast and digital operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless, broadcast and digital operating income is a significant measure used by our management to evaluate the operating performance of our core operating segments because broadcast and digital operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of broadcast and digital operating income is similar to industry use of station operating income; however, it reflects our more diverse business and therefore is not completely analogous to "station operating income" or other similarly titled measures used by other companies. Broadcast and digital operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to broadcast and digital operating income has been provided in this release.

2   "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in (loss) income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, gain on sale-leaseback , Employment Agreement and incentive plan award expenses and other compensation, contingent consideration from acquisition, severance-related costs, cost investment income, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant measure used by our management to evaluate the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, and gain on retirements of debt. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets or capital structure. EBITDA is frequently used as one of the measures for comparing businesses in the broadcasting industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (radio broadcasting, Reach Media, digital and cable television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.

3   For the three months ended June 30, 2018 and 2017, Urban One had 46,033,402 and 47,816,723 shares of common stock outstanding on a weighted average basis (basic), respectively. For the six months ended June 30, 2018 and 2017, Urban One had 46,321,633 and 47,890,618 shares of common stock outstanding on a weighted average basis (basic), respectively.

4   For the three months ended June 30, 2018 and 2017, Urban One had 48,438,693 and 48,237,113 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively. For the six months ended June 30, 2018 and 2017, Urban One had 48,777,798 and 47,890,618 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively.